UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                   SCHEDULE TO
                               (Amendment No. 13)
              Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                     AVENTIS
                       (Name of Subject Company (Issuer))

                                 Sanofi-Aventis
                        (Name of Filing Person (Offeror))
                                ----------------

                                Ordinary Shares,
                   nominal value (euro)3.82 per Ordinary Share
                         (Title of Class of Securities)

                              ISIN No. FR0000130460
                      (CUSIP Number of Class of Securities)
                                ----------------

                           American Depositary Shares
                     (each representing one Ordinary Share)
                         (Title of Class of Securities)

                                    053561106
                      (CUSIP Number of Class of Securities)
                                ----------------

                                  John Spinnato
                  General Counsel, Vice President and Secretary
                             Sanofi-Synthelabo Inc.
                                 90 Park Avenue
                               New York, NY 10016
                              Tel : (212) 551-4000
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                          behalf of the filing person)

                                   Copies to:

             Jean-Claude Leroy                    David A. Katz, Esq.
           Senior Vice President             Wachtell, Lipton, Rosen & Katz
              Sanofi-Aventis                      51 West 52nd Street
           174 avenue de France                 New York, New York 10019
            75013 Paris, France                      (212) 403-1000
         Tel : + 33 1 53 77 40 00

|_| Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

|X|      Third party tender offer subject to Rule 14d-1

|_|      Issuer tender offer subject to Rule 13e-4

|_|      Going private transaction subject to Rule 13e-3

|_|      Amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

          Sanofi-Synthelabo, a French societe anonyme, amends and supplements its Tender Offer Statement on Schedule TO, as amended (the "Schedule TO"), filed initially with the United States Securities and Exchange Commission on April 12, 2004 in connection with Sanofi-Synthelabo's offer to acquire (1) all ordinary shares, nominal value (euro)3.82 per share, of Aventis, a French societe anonyme, that are held by holders who are located in the United States and (2) all American Depositary Shares of Aventis (each an "Aventis ADS", and each Aventis ADS representing one Aventis ordinary share), held by holders wherever located, pursuant to the terms and subject to the conditions set forth in the definitive Prospectus, dated April 9, 2004, and the definitive Prospectus Supplement, dated May 27, 2004 (collectively, the "Prospectus"), and the related amended ADS Letter of Transmittal and amended Form of Acceptance (collectively with the Prospectus, and as amended and supplemented hereby, the "Revised U.S. Offer"). This amendment constitutes Amendment No. 13 to the Schedule TO. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule TO.

ITEM 12. EXHIBITS

          Item 12 is amended and supplemented to include the following exhibits:

                 (a)(5)(xxxiv)       Press Release, dated August 30, 2004,
                                     announcing the appointment of Olivier
                                     Jacquesson as head of Business Development of Sanofi-Aventis (incorporated herein by reference to the filing made by Sanofi-Aventis pursuant to Rule 425(a) on August 30, 2004)

                 (a)(5)(xxxv)        Press Release, dated August 31, 2004,
                                     announcing the results of Sanofi-Synthelabo for the first half of 2004 (incorporated herein by reference to the filing made by Sanofi-Aventis pursuant to Rule 425(a) on August 31, 2004)

                 (a)(5)(xxxvi)       Presentation, dated August 31, 2004, given
                                     by representatives of Sanofi-Aventis during a conference call for financial analysts, institutional investors and journalists on
                                     August 31, 2004 (incorporated herein by
                                     reference to the filing made by
                                     Sanofi-Aventis pursuant to Rule 425(a) on August 31, 2004)

                 (a)(5)(xxxvii)      Advertisement summarizing
                                     Sanofi-Synthelabo's results for the first half of 2004 published in the Financial
                                     Times -- European Edition on September 3,
                                     2004 (incorporated herein by reference to the filing made by Sanofi-Aventis pursuant to Rule 425(a) on September 3, 2004)

                 (a)(5)(xxxviii)     English translation of text of a required
                                     advertisement to be published by
                                     Sanofi-Aventis in Le Figaro on September 4,
                                     2004 and in Les Echos on September 6,
                                     2004, announcing that Sanofi-Aventis is
                                     studying the possibility of merging Aventis into Sanofi-Aventis (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on September 3, 2004)

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


                        SANOFI-AVENTIS


September 3, 2004       By:  /S/ JEAN-CLAUDE LEROY
                            ------------------------------------------------
                        Name:  Jean-Claude Leroy
                        Title: Senior Vice President and Chief Financial Officer

                                  EXHIBIT INDEX

      Exhibit
      Number                             Description
      -------                            -----------

(a)(1)(i)       ADS Letter of Transmittal (Aventis ADSs)*

(a)(1)(ii)      Notice of Guaranteed Delivery (Aventis ADSs)*

(a)(1)(iii)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies

                and Other Nominees (Aventis ADSs)*

(a)(1)(iv) Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (Aventis ADSs)*

(a)(1)(v) Guidelines for Certification of Taxpayer Indemnification Number on Substitute Form W-9*

(a)(1)(vi)      Form of Acceptance for Aventis Ordinary Shares*

(a)(1)(vii) Technical Notice to French Financial Intermediaries and U.S. Custodians (Aventis ordinary shares)*

(a)(1)(viii)    Letter to Clients from Brokers, Dealers, Commercial Banks,
                Trust Companies and other Nominees (Aventis ordinary shares)*

(a)(1)(ix)      ADS Letter of Transmittal (Aventis ADSs) (Revised U.S.
                Offer)****

(a)(1)(x)       Notice of Guaranteed Delivery (Aventis ADSs) (Revised U.S.
                Offer) ****

(a)(1)(xi) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Aventis ADSs) (Revised U.S. Offer) ****

(a)(1)(xii) Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (Aventis ADSs) (Revised U.S. Offer) ****

(a)(1)(xiii)    Form of Acceptance for Aventis Ordinary Shares (Revised
                U.S. Offer) ****

(a)(1)(xiv) Technical Notice to French Financial Intermediaries and U.S. Custodians (Aventis ordinary shares) (Revised U.S. Offer) ****

(a)(1)(xv) Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (Aventis ordinary shares) (Revised U.S. Offer) ****

(a)(2)          None (a)(3) Not applicable

(a)(4) Prospectus, dated April 9, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 424(b)(5) on April 12, 2004 (File no: 333-112314))

(a)(4)(ii) Preliminary Prospectus Supplement, dated May 4, 2004 (incorporated herein by reference to Post-Effective Amendment No. 1 to Sanofi-Synthelabo's Registration Statement on Form F-4, dated May 5, 2004 (File no:
                333-112314))

(a)(4)(iii) Definitive Prospectus Supplement, dated May 27, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 424(b)(5) on May 28, 2004 (File no: 333-112314))

(a)(5)(i) Press release announcing the offer for Aventis, dated January 26, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on January 26, 2004)

(a)(5)(ii) Press release announcing commencement of U.S. offer, dated April 12, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on April 12, 2004)

(a)(5)(iii) Text of newspaper advertisement dated April 12, 2004 and published in the Wall Street Journal*

(a)(5)(iv) Press release announcing the entry into an agreement with GlaxoSmithKline regarding the divestiture of Arixtra(R), Fraxiparine(R) and related assets, dated April 13, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on April 13, 2004)

(a)(5)(v) Press release announcing the decision of Board of Directors of Sanofi-Synthelabo to distribute an

     Exhibit
      Number                             Description
     -------                             -----------

                interim dividend, dated April 15, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on April 15, 2004)

(a)(5)(vi) Complaint of Aventis, dated April 19, 2004, filed in the United States District Court for theDistrict of New Jersey**

(a)(5)(vii) Press release announcing improved friendly offer, dated April 26, 2004 (incorporated herein by reference to Sanofi-Synthelabo's Form 6-K furnished to the SEC on April26, 2004)

(a)(5)(viii)    Presentation given by Mr. Jean-Francois Dehecq in Paris,
                France at an Information Meeting announcing the improved friendly offer (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on April 26, 2004)

(a)(5)(ix) Press release announcing the European Commission's approval of the proposed acquisition of Aventis by Sanofi-Synthelabo, dated April 27, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on April 27, 2004)

(a)(5)(x) Press release announcing the postponement of the general meeting of Sanofi-Synthelabo shareholders, dated May 4, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on May 4, 2004)

(a)(5)(xi) Press release announcing issuance of request for additional information by U.S. Federal Trade Commission, dated May 5,2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on May 5, 2004)

(a)(5)(xii) Press release announcing rescheduling of general meeting of Sanofi-Synthelabo shareholders for June 23, 2003, dated May 14, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on May 14, 2004)

(a)(5)(xiii)    Press release announcing, among other things, nominees for election as directors of Sanofi-Synthelabo, dated May 26,
                2004 (incorporated herein by reference to the filing made
                by Sanofi-Synthelabo pursuant to Rule 425(a) on May 26,
                2004)

(a)(5)(xiv) Press release announcing extension of U.S. offer to June 30, 2004, dated May 26, 2004, (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on May 26, 2004)

(a)(5)(xv) Text of newspaper advertisement dated May 28, 2004 and published in the Wall Street Journal****

(a)(5)(xvi) Press release confirming extension of U.S. offer until June 30, 2004, dated June 1, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on June 1, 2004)

(a)(5)(xvii)    Press release regarding new indications for Arixtra(R),
                dated June 4, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on June 4, 2004)

(a)(5)(xviii)   Employee communication regarding the offers, published in
                "La Lettre Bleue No. 2", dated June 7, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on June 7, 2004)

(a)(5)(xix) Press release announcing adjusted offer consideration after confirmation of Aventis dividend, dated June 14, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on June 14, 2004)

(a)(5)(xx) Press Release, dated June 21, 2004, announcing the draft structure of SANOFI-AVENTIS Management Committee
                (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on June 22, 2004)

(a)(5)(xxi) Press Release, dated June 22, 2004, announcing the AMF's decision to postpone the closing date of Sanofi-Synthelabo's Offer for Aventis until July 30, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on June 22, 2004)

(a)(5)(xxii)    Press Release, dated June 23, 2004, confirming the
                extension of the U.S. Offer, the French Offer and the German Offer (incorporated herein by reference to the filing made by Sanofi-Synthelabo

     Exhibit
      Number                             Description
     -------                             -----------

                pursuant to Rule 425(a) on June 23, 2004)

(a)(5)(xxiii)   Presentation given by Mr. Jean-Francois Dehecq and other
                Sanofi-Synthelabo executives in Paris, France at Annual
                General Meeting of Sanofi-Synthelabo shareholders on June
                23, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on June
                23, 2004)

(a)(5)(xxiv)    Press Release, dated June 24, 2004, announcing the results of Annual General Meeting of Sanofi-Synthelabo shareholders
                (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on June 24, 2004)

(a)(5)(xxv) Press Release, dated June 25, 2004, announcing that Sanofi-Synthelabo and Pfizer have concluded an agreement on the divestment of Campto(R) (Irinotecan), conditional upon completion of Sanofi-Synthelabo's offer for Aventis (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on June 25, 2004)

(a)(5)(xxvi)    Press Release, dated July 15, 2004, announcing that the
                U.S. Federal Trade Commission's Bureau of Competition and
                Economics has completed its review of Sanofi-Synthelabo's proposed acquisition of Aventis (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on July 15, 2004)

(a)(5)(xxvii)   Press Release, dated July 21, 2004, announcing
                Sanofi-Synthelabo's consolidated sales for the first half of 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on July
                21, 2004)

(a)(5)(xxviii)  Press Release, dated July 29, 2004, announcing that the
                U.S. Federal Trade Commission has accepted
                Sanofi-Synthelabo's consent decree (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on July 29, 2004)

(a)(5)(xxix)    Press Release, dated July 31, 2004, announcing the
                expiration of the tender period for Sanofi-Synthelabo's offer for Aventis (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on August 2, 2004)

(a)(5)(xxx) Press Release, dated August 9, 2004, announcing the provisional results of Sanofi-Synthelabo's offer for Aventis (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on August 9, 2004)

(a)(5)(xxxi)    Press Release, dated August 12, 2004, announcing the
                definitive results of Sanofi-Synthelabo's offer for Aventis
                (incorporated herein by reference to the filing made by
                Sanofi-Synthelabo pursuant to Rule 425(a) on August 12,
                2004)

(a)(5)(xxxii)   English translation of text of advertisement required to be published by Sanofi-Synthelabo in Les Echos on August 13,
                2004, announcing the opening of the subsequent offering
                period (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on August 13,
                2004)

(a)(5)(xxxiii)  Press Release, dated August 20, 2004, announcing the change in name of Sanofi-Synthelabo to Sanofi-Aventis and the settlement of the offers (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on August 20, 2004)

(a)(5)(xxxiv)   Press Release, dated August 30, 2004, announcing the
                appointment of Olivier Jacquesson as head of Business
                Development of Sanofi-Aventis (incorporated herein by reference to the filing made by Sanofi-Aventis pursuant to Rule 425(a) on August 30, 2004)

(a)(5)(xxxv)    Press Release, dated August 31, 2004, announcing the
                results of Sanofi-Synthelabo for the first half of 2004
                (incorporated herein by reference to the filing made by Sanofi-Aventis pursuant to Rule 425(a) on August 31, 2004)

(a)(5)(xxxvi)   Presentation, dated August 31, 2004, given by
                representatives of Sanofi-Aventis during a conference call for financial analysts, institutional investors and journalists on August 31, 2004 (incorporated herein by reference to the filing made by Sanofi-Aventis pursuant to Rule 425(a) on August 31, 2004)

(a)(5)(xxxvii)  Advertisement summarizing Sanofi-Synthelabo's results for the first half of 2004 published in the

     Exhibit
      Number                             Description
     -------                             -----------

                Financial Times --European Edition on September 3, 2004 (incorporated herein by reference to the filing made by Sanofi-Aventis pursuant to Rule 425(a) on September 3, 2004)

(a)(5)(xxxviii) English translation of text of a required advertisement to be published by Sanofi-Aventis in Le Figaro on September 4, 2004 and in Les Echos on September 6, 2004, announcing that Sanofi-Aventis is studying the possibility of merging Aventis into Sanofi-Aventis (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on September 3, 2004)

(b)(1)          Credit Facility Agreement, dated 25 January 2004
                (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form F-4 filed by
                Sanofi-Synthelabo (File No. 333-112314))

(b)(2)          Credit Facility Agreement, dated 26 April 2004
                (incorporated herein by reference to Exhibit 10.5 of the Post-Effective Amendment No. 1 to Sanofi-Synthelabo's Registration Statement on Form F-4, dated May 5, 2004 (File no: 333-112314))

(d)(1) Agreement, dated April 25, 2004, between Sanofi-Synthelabo and Aventis***

(d)(2) Letter from Mr. Jean-Francois Dehecq to Mr. Igor Landau confirming certain severance and other employment-related benefits of Mr. Landau***

(d)(3) Amendment Agreement, dated May 19, 2004, amending Schedule 1 to the Agreement, dated April 25, 2004, between Aventis and Sanofi-Synthelabo (incorporated herein by reference to Exhibit 99.1 to Sanofi-Synthelabo's Form 6-K, dated May 21, 2004 (File No. 001-31368))

(g)             None

(h)(1) Opinion of Wachtell, Lipton, Rosen & Katz regarding certain United States federal income tax matters (incorporated herein by reference to Exhibit 8.1 to the Registration Statement on Form F-4 filed by Sanofi-Synthelabo (File No. 333-112314))

(h)(2) Opinion of Linklaters regarding certain French tax matters (incorporated herein by reference to Exhibit 8.2 to the Registration Statement on Form F-4 filed by
                Sanofi-Synthelabo (File No.
                333-112314))
--------------------

*   Previously filed on Schedule TO dated April 12, 2004.
** Previously filed on Amendment No. 1 to the Schedule TO dated April 20, 2004. *** Previously filed on Amendment No. 2 to the Schedule TO dated April 26, 2004. ****Previously filed on Amendment No. 4 to the Schedule TO dated May 28, 2004.